1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com ADAM T. TEUFEL adam.teufel@dechert.com +1 202 261 3464 Direct +1 202 261 3164 Fax

August 23, 2019

VIA EDGAR

Anu Dubey

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:    PIMCO Dynamic Income Fund

File Nos. 333-227489 and 811-22673

Dear Ms. Dubey:

This letter is in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) received by Ropes & Gray LLP from you via telephone on October 10, 2018 and November 15, 2018, regarding the Registration Statement on Form N-2 (the “Registration Statement”) relating to common shares of beneficial interest of PIMCO Dynamic Income Fund (the “Fund”) to be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”), which was filed with the SEC on September 21, 2018 (the “Initial Filing”). The below responses will be reflected, to the extent applicable, in Pre-Effective Amendment No. 1 to the Fund’s Registration Statement (“Pre-Effective Amendment No. 1”) or in additional pre-effective amendments to be filed subsequently.

The following sets forth the Staff’s comments and the Fund’s responses thereto.

ALTERNATIVE LENDING PLATFORM LOANS

Please note that, as reflected in the responses below, the Fund does not currently intend to invest directly in whole loans issued by alternative lending platforms and currently intends to limit its investments in alternative lending instruments to Alt Lending ABS, as defined below. Accordingly, although the Fund has attempted to respond to each comment in full, the Fund believes that certain of the Staff’s comments may be less relevant to investments in Alt Lending ABS.

Comment 1: Please confirm supplementally:

a.        That the Fund will not invest in alternative lending platform loans without resolving all related Staff comments set forth herein.

Response:

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The Fund notes that there is no generally accepted definition of “alternative lending” or “alternative lending platform loans.” Very generally, alternative lending refers to a method of financing in which lenders that are not traditional bank lenders (collectively, “alternative lending platforms”) facilitate the borrowing and lending of money while generally not relying on deposits for capital to fund loans. It is considered an alternative to more traditional debt financing done through a bank. The Fund seeks to achieve its investment objectives by utilizing a dynamic asset allocation strategy among multiple fixed income sectors in the global credit markets. The Fund’s prospectus discloses that the debt instruments in which the Fund may invest include, among a wide variety of other asset types, asset-backed securities issued by private originators or issuers. The Fund’s investment policies do not limit or specify the types of lending platforms or institutions through or from which the Fund may purchase such instruments.

Accordingly, the Fund respectfully submits that it is permitted to make investments in alternative lending-related instruments to the extent consistent with the Fund’s disclosed investment policies. However, the Fund notes that Pre-Effective Amendment No. 1 will be revised to limit the Fund’s investments in alternative lending-related instruments to shares, certificates, notes or other securities issued by a special purpose entity (“SPE”) sponsored by an alternative lending platform or its affiliates (the “Sponsor”) that represent the right to receive principal and interest payments due on pools of whole loans or fractions of whole loans, which may (but may not) be issued by the Sponsor, held by the SPE (“Alt Lending ABS”), as the Fund currently does not intend to invest directly in whole loans originated on alternative lending platforms.

b.        The approximate amount that the Fund expects to invest in alternative lending platform loans.

Response: The following response is substantially similar to Response 1.b in the letter dated October 31, 2018 from Ropes & Gray LLP on behalf of the PIMCO Flexible Credit Income Fund.

As noted in the Fund’s prospectus, the Fund seeks to achieve its investment objective by utilizing a dynamic asset allocation strategy among multiple fixed income sectors in the global credit markets. In managing the Fund, Pacific Investment Management Company LLC (“PIMCO”) may choose to focus on particular countries or regions, asset classes, industries and sectors to the exclusion of others at any time and from time to time based on market conditions and other factors. Accordingly, the Fund does not intend to adopt a specific investment restriction on Alt Lending ABS generally.

c.        That the Fund will not invest in “subprime” alternative lending platform loans.

Response:

The Fund respectfully submits that it is not aware of any rule or guidance published by the SEC or the Staff that flatly prohibits the Fund from purchasing subprime instruments, assuming that adequate disclosure is provided. As prominently disclosed in the Fund’s prospectus, the Fund may invest without limit in mortgage-related and other asset-backed securities regardless of rating—i.e., of any credit quality.

However, as discussed further in response to Comment 16, the Fund has added enhanced risk disclosure regarding potential investments in subprime instruments to Pre-Effective Amendment No. 1.

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Comment 2: In light of the Fund’s expected investments in alternative lending platform loans, please explain supplementally whether the Fund is suitable for distribution to retail investors. In your response, please disclose whether the Fund has considered adopting suitability or eligibility requirements for investors.

Response:

The Fund’s Common Shares are listed on the New York Stock Exchange and are not subject to any suitability or eligibility requirements. The Fund and PIMCO believe that Alt Lending ABS are fundamentally similar in terms of investment and risk profiles to many other debt instruments and asset-backed securities in which the Fund may invest and that the risks associated with these investments, including below investment grade debt instruments, are adequately disclosed in the Fund’s prospectus.

Comment 3: With respect to the Fund’s investments in alternative lending platform loans:

a.        Please disclose a policy that prohibits the Fund from purchasing loans that are subprime quality at the time of investment.

Response: The Fund respectfully declines to make this change. See response to Comment 1.c above. However, as noted above, the Fund does not currently intend to directly purchase whole loans from alternative lending platforms.

b.        Please disclose that the Fund will only invest through alternative lending platforms that have committed in writing to provide the Fund with individual loan-level data that is updated at least as often as the Fund calculates its net asset value (“NAV”).

Response: The Fund respectfully declines to make the requested change. As noted below in response to Comment 3.c., in valuing Alt Lending ABS, the Fund will follow the Fund’s Valuation Procedures approved by its Board of Trustees (the “Valuation Procedures”) and generally expects to engage Pricing Services to provide pricing information for such instruments.

c.        Please disclose both in the Registration Statement and in a footnote to the Fund’s financial statements in the Fund’s shareholder reports that the Fund has adopted a valuation policy that provides that (i) the unit of account is at the individual loan level, (ii) fair valuation will be performed using inputs which incorporate borrower-level data and (iii) borrower-level data is updated as often as NAV is calculated.

Response:

As noted, the Fund does not currently intend to invest in whole loans issued by alternative lending platforms and therefore does not believe this Comment is applicable. Accordingly, the Fund respectfully declines to make the requested change. The Fund notes, however, that the current NAV disclosure in the prospectus for the Fund states:

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“Domestic and foreign (non-U.S.) fixed income securities, non-exchange traded derivatives, and equity options are normally valued on the basis of quotes obtained from brokers and dealers or Pricing Services using data reflecting the earlier closing of the principal markets for those securities. Prices obtained from Pricing Services may be based on, among other things, information provided by market makers or estimates of market values obtained from yield data relating to investments or securities with similar characteristics…When the Fund uses fair valuation to determine the value of a portfolio security or other asset for purposes of calculating its NAV, such investments will not be priced on the basis of quotes from the primary market in which they are traded, but rather may be priced by another method that the Board or persons acting at their direction believe reflects fair value. Fair valuation may require subjective determinations about the value of a security.”

In valuing Alt Lending ABS, the Fund will follow the Valuation Procedures and generally expects to engage Pricing Services when available. The Fund may also use fair valuation when necessary. To the extent the Fund fair values Alt Lending ABS, the Fund will follow the procedures set forth in its Valuation Procedures and generally expects that the value of the pool or securitized vehicles may be based on the aggregation of the individual loan values underlying the instrument. However, the value of the Alt Lending ABS may be determined in any way consistent with the Fund’s Valuation Procedures.

d.        Please disclose that the Fund will not invest in loans sold on alternative lending platforms where it cannot evaluate the “completeness and accuracy” of individual loan data provided by the alternative lending platforms that is relevant to the existence and valuation of loans purchased by the Fund and utilized in the accounting for such loans.

Response:

As is currently disclosed in the prospectus, in managing the Fund’s investments, “PIMCO attempts to identify, through fundamental research driven by independent credit analysis and proprietary analytical tools, debt obligations and other income-producing securities that provide current income and/or opportunities for capital appreciation based on its analysis of the issuer’s credit characteristics and the position of the security in the issuer’s capital structure.” Pursuant to this independent credit analysis, as with any asset-backed security in which the Fund invests, PIMCO evaluates, to its satisfaction, information relevant to Alt Lending ABS, which may include information relating to the platform’s underwriting standards and processes and the eligibility criteria for the loans in the pool underlying the Alt Lending ABS.

e.        Please disclose what initial due diligence and ongoing monitoring of the underwriting quality at each alternative lending platform will be performed.

Response: The following response is substantially similar to Response 3.e in the letter dated March 22, 2019 from Ropes & Gray LLP on behalf of the PIMCO Flexible Credit Income Fund.

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In response to this Comment, the Fund has revised “Platform Risk” in “Principal Risks of the Fund” as follows:

The Fund may have limited knowledge about the underlying loans and is dependent upon the platform for information regarding underlying loans. PIMCO may perform diligence on the platforms that issue the Alt Lending ABS or the underlying loans. Among other factors, PIMCO may evaluate the process by which each platform extends loans and loan-related services to borrowers, as well as general characteristics of the loans made available through each platform. PIMCO may also engage a loan verification agent or other third party to perform confirmatory diligence on samples of loans, either prior to or following purchase. Although PIMCO may conduct this diligence on the platforms, the Fund generally does not have the ability to independently verify the information provided by the platforms, other than payment information regarding loans underlying the Alt Lending ABS owned by the Fund, which the Fund observes directly as payments are received. With respect to Alt Lending ABS that the Fund purchases in the secondary market (i.e., not directly from an alternative lending platform), the Fund may not perform the same level of diligence on such platform or at all. The Fund may not review the particular characteristics of the loans collateralizing an Alt Lending ABS, but rather negotiate in advance with platforms the general criteria of the underlying loans. As a result, the Fund is dependent on the platforms’ ability to collect, verify and provide information to the Fund about each loan and borrower.

f.        Please disclose what evidence Fund’s custodian will receive confirming the Fund’s ownership of whole loans purchased by the Fund, and that the custodian will have the ability to enforce the terms of the loans.

Response: As noted in the response to Comment 1(a) above, the Fund will not purchase whole loans on alternative lending platforms.

g.        Confirm to us that you understand that the Staff’s view is that the alternative lending platform is an issuer of the loans purchased by the Fund through the platform, such that, pursuant to Rule 140 under the Securities Act (and Staff interpretations thereunder), if the Fund invests 45% or more of its assets in loans issued by a single platform, the Fund would be regarded as engaged in a distribution of the securities issued by the platform, and the platform would be considered a “co-issuer” of the Fund’s common shares. We note that, if the Fund were to be regarded as engaged in a distribution of securities of a platform, or if a platform were considered a co-issuer of the Fund, then (i) the Fund’s Registration Statement would need to contain all disclosure regarding the platform required of an issuer, (ii) the platform would need to execute the Fund’s Registration Statement as an issuer, and (iii) the platform would have issuer liability under the Securities Act for the disclosure in the Fund’s Registration Statement.

Response: The following response is substantially similar to Response 3.g in the letter dated October 31, 2018 from Ropes & Gray LLP on behalf of the PIMCO Flexible Credit Income Fund.

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Without necessarily agreeing with the Staff’s legal conclusions, the Fund confirms that it understands the Staff’s view as set forth in this Comment. To the extent the Fund concludes that the Fund is engaged in the distribution of securities issued by the platform or that the platform is a “co-issuer” of the Fund’s securities, including in light of the 45% threshold referenced in this Comment, the Fund confirms it will update its Registration Statement to the extent required by applicable law and regulations.

Comment 4: Please add disclosure to the Fund’s prospectus indicating that the Staff’s position is that (i) the purchase of alternative lending platform loans involves the purchase of securities under the Securities Act, and (ii) the issuer of alternative lending platform loans is the alternative lending platform.

Response: The following response is similar to Response 4 in the letter dated October 31, 2018 from Ropes & Gray LLP on behalf of the PIMCO Flexible Credit Income Fund.

The Fund respectfully declines to add the requested disclosure. The Fund does not believe it is required or appropriate to add disclosure regarding the Staff’s view in this regard, as whether a particular instrument is a security under the Securities Act and whether an entity is the issuer of such instrument is a determination that must be made based on the particular facts and circumstances.

Comment 5: Please add disclosure regarding alternative lending-related instruments liquidity risk indicating that (i) platform loans are illiquid, (ii) no secondary market currently exists for such loans, and (iii) no market for the loans may develop in the future.

Response: The following response is similar to Response 5 in the letter dated October 31, 2018 from Ropes & Gray LLP on behalf of the PIMCO Flexible Credit Income Fund.

PIMCO makes determinations regarding an instrument’s liquidity classification on a case-by-case basis, in accordance with the Fund’s policies and procedures. In response to this Comment, however, the Fund has added the below to the “Liquidity Risk” disclosure:

The Alt Lending ABS in which the Fund invests are typically not listed on any securities exchange and not registered under the Securities Act. In addition, the Fund anticipates that these instruments may only be sold to a limited number of investors and may have a limited or non-existent secondary market. Accordingly, the Fund currently expects that certain of its investments in Alt Lending ABS will face heightened levels of liquidity risk. Although currently there is generally no active reliable, secondary market for certain Alt Lending ABS, a secondary market for these alternative lending-related instruments may develop.

Comment 6: Please confirm supplementally what actions the Fund will take in the event that an alternative lending platform through which the Fund invests ceases to exist or becomes unable to perform its servicing function.

Response: As noted in the response to Comment 1(a) above, the Fund will not purchase whole loans on alternative lending platforms. However, the servicing function of an alternative lending platform is nonetheless an important function for Alt Lending ABS purchased through the platform. Because of this,

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a purchaser may seek to invest in Alt Lending ABS where there is a backup servicer in place that would be able to provide substantially similar services with respect to the loans underlying the Alt Lending ABS in the event that the platform or other third-party servicer is unable to continue performing its loan servicing function. If a purchaser invests in Alt Lending ABS where there is no backup servicer in place, and the servicer thereafter ceased to exist or becomes unable to perform its servicing function, the indenture trustee for the Alt Lending ABS would be expected to appoint a successor servicer to perform the required servicing function.

Comment 7: Please confirm supplementally that the Fund’s financial statements will (i) classify loans acquired through alternative lending platforms as “Level 3 Assets” within the fair value hierarchy, and (ii) characterize such loans as illiquid.

Response: The following response is substantially similar to Response 7 in the letter dated October 31, 2018 from Ropes & Gray LLP on behalf of the PIMCO Flexible Credit Income Fund.

With respect to (i), the Fund confirms that Alt Lending ABS will be classified on a case-by-case basis in a manner consistent with how other asset-backed securities held by the Fund are classified. With respect to (ii), whether or not an Alt Lending ABS will be classified as illiquid on the Fund’s financial statements will be determined by PIMCO on a case-by-case basis in accordance with the Fund’s policies and procedures.

Comment 8: Please confirm that the Fund will disclose the name of each alternative lending platform through which the Fund invests more than 25% of its net assets and provide a description of the platform, which includes any unique risks associated with that platform.

Response: The following response is identical to Response 8 in the letter dated October 31, 2018 from Ropes & Gray LLP on behalf of the PIMCO Flexible Credit Income Fund.

The Fund notes that it will include all required disclosure regarding its investment objectives and policies and principal risks in accordance with the requirements of Form N-2. To the extent the Fund is exposed to a single issuer such that the Fund determines that its investment in the issuer constitutes a principal portfolio emphasis of the Fund and exposes the Fund to additional principal risk factors, then the Fund would add disclosure to its registration statement in accordance with Item 8 of Form N-2.

Comment 9: Please disclose (i) that the Fund may not qualify as a “regulated investment company” under the Internal Revenue Code (the “Code”) due to the Fund’s alternative lending investments, and (ii) provide the corresponding tax implications and consequences for failing to satisfy the Code’s income or diversification requirements for regulated investment companies.

Response: The Fund notes that it is disclosed throughout the Prospectus that the Fund has elected to be treated as a “regulated investment company” under the Code. The Fund also notes that the Statement of Additional Information further discloses that the requirements for qualification “may limit the extent to which the Fund may invest in certain securities and transactions.” Accordingly, the Fund respectfully declines to make the requested change.

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Comment 10: Please disclose whether the Fund intends to invest in non-U.S. alternative lending platforms.

Response: Although the Fund reserves the right to invest in Alt Lending ABS originated on non-U.S. alternative lending platforms, the Fund currently does not intend to invest its assets in any such Alt Lending ABS. To the extent the Fund invests a material portion of its assets in such Alt Lending ABS in the future, the Fund will consider whether any disclosure revisions are necessary and appropriate.

LOAN ORIGINATIONS

Comment 11: Please confirm that responses in the PIMCO Registered Funds’ comment response letters dated June 8, 2018 and July 19, 2018, respectively (the “Loan Origination Letters”), are applicable to the Fund. In addition, please acknowledge that each separate PIMCO-sponsored registrant that includes disclosure regarding loan originations must determine independently whether such disclosure may be included in its Registration Statement as part of a post-effective amendment filed in reliance on Rule 486(b) of the Securities Act.

Response: The Fund confirms that the responses contained within the Loan Origination Letters apply to the Fund. PIMCO acknowledges that each PIMCO-sponsored registrant must make an independent determination as to whether updates to its Registration Statement may be made in reliance on Rule 486(b).

Comment 12: The Staff notes that it previously provided comments to Fund counsel on August 7, 2018, relating to potential loan originations by certain registered investment companies sponsored by PIMCO, including the Fund (the “August 7 Loan Origination Comments”). Please provide responses to those comments with respect to the Fund.

Response: The Fund refers the Staff to a separate correspondence responding to the August 7 Loan Origination Comments filed with on EDGAR on October 30, 2018.

Comment 13: Disclosure on page 3 states that the Fund may originate loans to corporations and/or other legal entities and individuals. Please revise this language to reflect that the entities and individuals to which the Fund may originate loans include foreign entities and individuals.

Response: The Fund has revised the above-referenced language in the Registration Statement as follows:

The Fund may originate loans to corporations and/or other legal entities and individuals, including foreign (non-U.S.) entities and individuals.

Comment 14: Please consider whether the Fund’s risk disclosure should be enhanced to discuss specific risks associated with originating loans to individuals.

Response: The Fund directs the Staff to the below disclosure, contained on page 46 of the Initial Filing, which contains risk disclosure regarding originating loans to individuals. The Fund has considered the

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disclosure further and does not believe additional disclosure relating to lending to individuals is necessary.

The Fund may also seek to originate loans, including, without limitation, residential and/or commercial real estate or mortgage-related loans, consumer loans or other types of loans, which may be in the form of whole loans, secured and unsecured notes, senior and second lien loans, mezzanine loans or similar investments. The Fund may originate loans to corporations and/or other legal entities and individuals. Such borrowers may have credit ratings that are determined by one or more nationally recognized statistical rating organizations (“NRSROs”) or PIMCO to be below investment grade. … In determining whether to make a direct loan, the Fund will rely primarily upon the creditworthiness of the borrower and/or any collateral for payment of interest and repayment of principal. In making a direct loan, the Fund is exposed to the risk that the borrower may default or become insolvent and, consequently, that the Fund will lose money on the loan. Furthermore, direct loans may subject the Fund to liquidity and interest rate risk and certain direct loans may be deemed illiquid. Direct loans are not publicly traded and may not have a secondary market. The lack of a secondary market for direct loans may have an adverse impact on the ability of the Fund to dispose of a direct loan and/or to value the direct loan.

Comment 15: Disclosure on page 12 states that “[t]he Fund may originate loans to foreign entities and individuals.” Please disclose that the Fund will not originate loans to entities domiciled in emerging market countries, as the Staff does not believe such loans to be suitable investments for a registered investment company.

Response: The following response is identical to Response 13 in the letter dated October 31, 2018 from Ropes & Gray LLP on behalf of the PIMCO Flexible Credit Income Fund.

The Fund respectfully submits that it is not aware of any rule or guidance published by the SEC or the Staff that prohibits the Fund from originating loans to borrowers in emerging markets countries, provided that adequate disclosure is included in the Fund’s prospectus. Accordingly, the Fund respectfully declines to make the requested change.

Comment 16: Please enhance the disclosure in the Fund’s Registration Statement regarding its ability to invest in, and the risks related to investments in, subprime loans.

Response: The following response is similar to Response 1 in the letter dated March 22, 2019 from Ropes & Gray LLP on behalf of the PIMCO Flexible Credit Income Fund.

The Fund will make the following changes to its disclosure in response to this Comment:

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The Fund may invest, either directly or indirectly through its wholly-owned and controlled Subsidiaries, in Alt Lending ABS backed by consumer, residential or other loans, issued by an SPE sponsored by an online or alternative lending platform or an affiliate thereof.

When acquiring and/or originating loans, or purchasing Alt Lending ABS, the Fund is not restricted by any particular borrower credit criteria. Accordingly, certain loans acquired or originated by the Fund or underlying any Alt Lending ABS purchased by the Fund may be subprime in quality, or may become subprime in quality.

PRINCIPAL RISKS

Loans and Other Indebtedness; Loan Participations and Assignments Risk

[…]

To the extent the Fund ~~invests in~~ acquires loans, including bank loans, or originates loans, the Fund may be subject to greater levels of credit risk, call (or “prepayment”) risk, settlement risk and liquidity risk than funds that do not invest in such instruments. These instruments are considered predominantly speculative with respect to an issuer’s continuing ability to make principal and interest payments and may be more volatile than other types of instruments. The Fund may also be subject to greater levels of liquidity risk than funds that do not invest in loans. In addition, the loans in which the Fund invests may not be listed on any exchange and a secondary market for such loans may be comparatively illiquid relative to markets for other more liquid fixed income securities. Consequently, transactions in loans may involve greater costs than transactions in more actively traded securities.

Subprime Loan Risk

When purchasing Alt Lending ABS collateralized by loans, the Fund is not restricted by any particular borrower credit criteria. Accordingly, certain loans underlying any Alt Lending ABS purchased by the Fund may be subprime in quality, or may become subprime in quality. Although there is no specific legal or market definition of “subprime,” subprime loans are generally understood to refer to loans made to borrowers that display poor credit histories and other characteristics that correlate with a higher default risk. As such, subprime loans have speculative characteristics and are subject to heightened risks, including the risk of nonpayment of interest or repayment of principal, and the risks associated with the Fund’s investments in high yield securities. In addition, subprime loans could be subject to increased regulatory scrutiny.

Comment 17: With respect to the Fund’s investments in whole loans that are originated by the Fund, please disclose both in the Registration Statement and in a footnote to the Fund’s financial statements in the Fund’s shareholder reports that the Fund has adopted a valuation policy that provides that (i) the unit

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of account is at the individual loan level, (ii) fair valuation will be performed using inputs which incorporate borrower-level data, and (iii) borrower-level data is updated as often as NAV is calculated. See ASC 820-10-55-105 for guidance and examples.

Response: The Fund notes that Pre-Effective Amendment No. 1 will be revised to no longer contemplate the Fund originating whole loans.

FUND’S USE OF SUBSIDIARIES

Comment 18: Please confirm supplementally that the financial statements of the Fund’s Subsidiaries will be consolidated with the financial statements of the Fund.

Response: The Fund so confirms.

Comment 19: Please disclose that the adviser to the Subsidiaries will comply with Section 15 of the 1940 Act and applicable rules governing advisory contracts as an investment adviser to the Fund (as defined in Section 2(a)(20) of the 1940 Act). Please also confirm supplementally that an investment advisory agreement between the Subsidiaries and its adviser will be filed as an exhibit to the registration statement.

Response: The following response is substantially similar to Response 9 in the letter dated March 22, 2019 from Ropes & Gray LLP on behalf of the PIMCO Flexible Credit Income Fund.

While the Fund respectfully disagrees with the Staff’s position, the Fund confirms that, going forward, each investment adviser to a Subsidiary will comply with provisions of the 1940 Act relating to investment advisory contracts (Section 15) and the Fund will file investment advisory agreements between a Subsidiary and its adviser as an exhibit to the registration statement. The Fund notes that, for purposes of this response, the Board of Trustees of the Fund, rather than the board of directors of a Subsidiary, if different, will be responsible for taking any actions or fulfilling any obligations under Section 15 with respect to the Subsidiary’s investment management agreement.

We note that this response will be observed by the Fund, but does not necessarily represent the position or policy of other funds managed by PIMCO, each of which is governed by its own registration statement.

Comment 20: Please confirm supplementally that the Subsidiaries and their boards will agree to inspection by SEC Staff of the Subsidiaries’ books and records, and that such books and records will be maintained in accordance with Section 31 of the 1940 Act.

Response: The following response is substantially similar to Response 6 in the letter dated August 27, 2018 from Ropes & Gray LLP on behalf of the PIMCO Flexible Credit Income Fund.

The Fund notes that it currently serves as the sole member manager of each of the Subsidiaries, which are organized as Delaware limited liability companies that do not have separate boards of directors. The Fund confirms that the Subsidiaries agree to inspection of their books and records by the SEC Staff and the Subsidiaries will maintain such books in accordance with Section 31 of the 1940 Act.

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GENERAL

Prospectus – Cover Pages

Comment 21: Bolded disclosure on page i of the prospectus describes certain risks associated with the Fund’s investment strategies. Consider reformatting this disclosure so that it does not appear as a single block of text.

Response: The requested change has been made.

Prospectus – Repurchase of Common Shares; Conversion to Open-End Fund

Comment 22: Disclosure on pages 83-84 states that, “If the Common Shares were to trade at a substantial discount to NAV for an extended period of time, the Board of Trustees may consider the repurchase of its Common Shares on the open market or in private transactions, the making of a tender offer for such shares or the conversion of the Fund to an open-end investment company.” In light of the restrictions set forth in Regulation M on the repurchase of common shares during a distribution, please confirm supplementally whether there is a specific repurchase plan contemplated by the Fund’s Board of Trustees and if so, the details of such plan.

Response: The Fund confirms that no specific repurchase plan with respect to the Fund’s common shares is contemplated at this time.

Prospectus – Summary of Fund Expenses

Comment 23: Please confirm that any management fees paid by the Fund’s Subsidiaries will be reflected in the “Management Fee” line item of the fee table included under “Summary of Fund Expenses” and that all other Fund expenses attributable to the Subsidiaries are reflected in the “Other Expenses” line item. We note that these expenses should not be reflected in the fee table as acquired fund fees and expenses.

Response: The following response is identical to Response 21 in the letter dated October 31, 2018 from Ropes & Gray LLP on behalf of the PIMCO Flexible Credit Income Fund.

The Fund confirms that any subsidiary used by the Fund to hold and/or originate loans will reflect the Fund’s attributable portion of the subsidiary’s management fees, if any, in “Management Fees” and any proportionate share of the subsidiary’s expenses in “Other Expenses.” However, currently, the Fund’s subsidiaries do not have any fees or expenses, including management or otherwise, that affect the Fund’s expense table. The Fund does not hereby make the same confirmation with respect to other subsidiaries it may form in the future but confirms that each such subsidiary’s management fee, if any, and other expenses will be presented in the Fund’s prospectus fee table in a manner consistent with the requirements set forth in Form N-2.

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Form of the Prospectus Supplement

Comment 24: Unless the Fund has issued or intends to issue preferred shares, please remove the reference to preferred shares in the fee table under “Summary of Fund Expenses.”

Response: The Fund has removed the reference to preferred shares noted in this Comment.

Statement of Additional Information – Investment Objectives and Policies

Comment 25: Disclosure on page 57 of the Initial Filing, states that, “For a written call option on an index, the option is covered if the Fund segregates or ‘earmarks’ assets determined to be liquid by PIMCO in accordance with procedures approved by the Board of Trustees in an amount equal to the Fund’s net obligation under the option.” Please revise this disclosure to reflect that the Fund will segregate an amount equal to the value of the underlying index.

Response: The following response is substantially similar to Response 23 in the letter dated October 31, 2018 from Ropes & Gray LLP on behalf of the PIMCO Flexible Credit Income Fund.

The Fund notes that call options on an index may be required to cash settle, such that a fund will have fully covered its obligation and maximum exposure from the transaction by segregating liquid assets equal to its daily marked-to-market net obligation under the contract. PIMCO believes that segregation of the entire value of the underlying index in these circumstances represents a form of overcollateralization that unnecessarily restricts the fund and its investment operations and is not required by Investment Company Act Release No. 10666 (April 18, 1979) (“Release 10666”) and its progeny.

Notwithstanding the above, and solely for purposes of having the Registration Statement declared effective, the Fund has revised the disclosure on page 57 as follows. We note that this disclosure will be observed by the Fund, but does not necessarily represent the position or policy of other funds managed by PIMCO, each of which is governed by its own registration statement. In addition, the Fund reserves the right to modify this disclosure and related practices to the extent consistent with our understanding of future SEC and/or Staff positions.

For a call option on an index, the option is covered if the Fund maintains with its custodian assets determined to be liquid by PIMCO in accordance with procedures approved by the Board of Trustees in an amount equal to the Fund’s ~~net obligation under the option~~ value of the underlying index.

Comment 26: Disclosure on page 69 states that, “In connection with credit default swaps in which the Fund is the seller, if the Fund covers its position through asset segregation, the Fund will segregate or ‘earmark’ cash or assets determined to be liquid by PIMCO in accordance with procedures established by the Board of Trustees, or enter into offsetting positions, with a value at least equal to the full notional amount of the Fund’s obligation under the swap.” The Staff’s view is that credit default swaps (“CDS”) purchased or sold by the Fund cannot be “covered” such that they are no longer senior securities by entering into offsetting positions. Please revise the referenced disclosure to reflect the Staff’s position.

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Response: The following response is substantially similar to Response 24 in the letter dated October 31, 2018 from Ropes & Gray LLP on behalf of the PIMCO Flexible Credit Income Fund.

The Fund notes that, to its knowledge, there has been no guidance published by the SEC or the Staff setting forth a specific asset coverage approach for CDS. With respect to approaches to asset coverage more generally, Release 10666 and its progeny provide that contractual obligations to pay in the future are subject to the requirements of Section 18 of the 1940 Act and should be treated as “senior securities” unless (i) a fund segregates liquid assets designated as such on the fund’s records with a value equal to the fund’s contractual obligations, determined daily on a marked-to-market basis; or (ii) a fund “covers” its obligations (e.g., a fund that has sold a put option (i.e., a long position in the underlying instrument) could “cover” its obligations by entering into an offsetting transaction whereby it sells short the instrument underlying the put option at the same or higher price than the strike price of the put option). In accordance with these principles, the Fund believes that it may appropriately cover its obligations created from selling a CDS (i.e., a long position on the underlying asset) by, for example, buying protection through a CDS on the same underlying asset.

Notwithstanding the above, while the Fund reserves the right to modify this disclosure and related practices to the extent consistent with our understanding of future SEC and/or Staff positions, the Fund has revised the disclosure on page 48 as follows:

In connection with credit default swaps in which the Fund is the seller, if the Fund covers its position through asset segregation, the Fund will segregate or “earmark” cash or assets determined to be liquid by PIMCO in accordance with procedures established by the Board of Trustees~~, or enter into offsetting positions,~~ with a value at least equal to the full notional amount of the Fund’s obligation under the swap.

Statement of Additional Information – Investment Restrictions

Comment 27: Please state supplementally whether the Financial Industry Regulatory Authority (“FINRA”) has approved the distribution terms of the Fund’s offering.

Response: The Fund submitted the Registration Statement to FINRA on October 1, 2018 and received a Conditional No-Objections letter from FINRA with respect to the Registration Statement on October 3, 2018. The Fund anticipates that final approval of the distribution terms of the offering will be granted by FINRA after the filing of the prospectus supplement in connection with the initial “takedown” of the Fund’s shares being registered, which will be filed after the Staff declares the Registration Statement effective.

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We believe that this submission fully responds to your comments. Please feel free to call me at (202) 261-3464 if you have any questions regarding the foregoing.

Anu Dubey August 23, 2019 Page 15

Sincerely,

/s/ Adam T. Teufel

Adam T. Teufel

cc:	Wu-Kwan Kit, Pacific Investment Management Company LLC
Nathan Briggs, Ropes & Gray LLP
Stephen Ferrara, Dechert LLP